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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Cedarbridge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  1985 Cedar Bridge Avenue, Suite 1
(No. and Street)

Lakewood	**NJ**	**08701**	.
(City)	(State)	(Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  James Curtis   **205-834-2636**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Jennifer Wray CPA PLLC

(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	**Sugar Land**	**TX**	**77498**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).


**Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**


SEC 1410 (06-02)


CONFIDENTIAL TREATMENT REQUESTED


OATH OR AFFIRMATION

I, __James Curtis_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Cedarbridge Securities, LLC_____, as

of __December 31_____, 20 __18_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None
_____

_____

_____

James P Curtis personally appeared
before me on this day, February
20, 2019.

James P Curtis (signature)
Signature



President
Title

Tori Michelle Nix
Notary Public

MY COMMISSION EXPIRES __9-15-21__

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEDARBRIDGE SECURITIES LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

SEC I.D. No. 8-69181

CEDARBRIDGE SECURITIES LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2018

Contents



Jennifer Wray CPA PLLC
16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Cedarbridge Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cedarbridge Securities, LLC, as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Cedarbridge Securities, LLC as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cedarbridge Securities, LLC's management. Our responsibility is to express an opinion on Cedarbridge Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cedarbridge Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 9 has been subjected to audit procedures performed in conjunction with the audit of Cedarbridge Securities, LLC's financial statements. The supplemental information is the responsibility of Cedarbridge Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Cedarbridge Securities, LLC's auditor since 2019.

Sugar Land, Texas

Feb 25, 2019

1

CEDARBRIDGE SECURITES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash and cash equivalents	$	58,001
Total assets	$	58,001

Liabilities and members' equity

Liabilities:

Accounts payable and accrued expenses	$	31,477
Total liabilities		31,477
Members' equity		26,524
Total liabilities and members' equity	$	58,001

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2018

NOTE 1:   **Organization and Nature of Business**

Cedarbridge Securities LLC (the "Company") is a Delaware limited liability company located in Lakewood, New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 29, 2013.

On December 10, 2018 the Company's shareholders entered a Membership Interest Purchase Agreement with North Capital Investment Technology, Inc. ("NCIT") to sell all of the membership interest of the Company to NCIT. The transaction is contingent upon receiving FINRA approval under Rule 1017 application. As of December 31, 2018, the transaction was pending FINRA approval.

NOTE 2:   **Going Concern**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2018, the Company reported a net loss of $80,311 and relied on contributions from member of $50,000 to fund its operation. These results and the $58,001 of cash on hand at December 31, 2018 raise substantial doubt about the Company's ability to continue as a going concern.

NOTE 3:   **Significant Accounting Policies**

Basis of Presentation
The Company maintains its books and records and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

NOTE 3:   **Significant Accounting Policies (cont.)**

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2018, the Company did not exceed the limit. At December 31, 2018, the Company did not have any cash equivalents.

Income Taxes

The company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 3:   **Significant Accounting Policies (cont.)**

Income Taxes(cont.)

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.   The Company member's tax returns remain subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2015.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 4:   **Regulatory requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 201, the Company had net capital of $26,524, which was $21,524 in excess of regulatory requirement net capital of $5,000. At December 31, 2018, the Company had a net capital ratio was 1.19 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3 and not required to not compute 15c3-3 Reserve Requirements.

NOTE 5:   **Commitment and Contingencies**

The Company has no commitments or contingencies as of December 31, 2018.

NOTE 6:   **Related Party**

The Company receives administrative and accounting services from a related party, Lightstone, for which there are no charges or expense recorded.

NOTE 7:   **Subsequent Events**

We have evaluated all events or transactions that occurred from December 31, 2018 through February 25, 2019 the date our financial statements were available to be issued.